October 23, 2020

U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office

100 F Street N.E.
Washington DC 20549

RE:	Waycross Independent Trust (the “Trust”) – Response to SEC Comments regarding the Reorganization of the Waycross Long/Short Equity Fund on Form N-14 (the “Proxy Statement/Prospectus”)

Dear Mr. Bartz:

On September 18, 2020, the Trust filed with the Securities and Exchange Commission (the “Commission”) the above-referenced Proxy Statement/Prospectus. On October 19, 2020, you provided verbal comments relating to the Proxy Statement/Prospectus. This letter responds to those comments. I have summarized the comments in this letter for your convenience and provided the Trust’s response below each comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is preparing to file an amendment to the Proxy Statement/Prospectus electronically on EDGAR to address such comments.

Comments and Corresponding Responses

1.	Comment: In the Question and Answers section, the third item, “How will the Reorganization affect me as a shareholder?”, says that “the New Fund’s principal investment strategies are substantially identical to the Existing Fund.” (Emphasis added.) Throughout the rest of the Proxy Statement/Prospectus, the disclosure says the strategies are substantially similar. Please make the statement consistent throughout the document.

Response: The Trust has updated the disclosure to say the strategies are substantially similar throughout the Proxy Statement/Prospectus.

2.	Comment: In section 3.C of the Combined Proxy Statement and Prospectus, you state that under the new Expense Limitation Agreement with the Trust (the “New ELA”), Waycross can recover the previously waived fees or reimbursed expenses. If the New ELA provides for the carryover of any recoupment amounts, please add the approval of the New ELA as a second proposal to the Proxy Statement/Prospectus.

Response: The Trust has added the approval of the New ELA as a second proposal.

BO J. HOWELL ● PARTNER

6224 Turpin Hills Dr. ● Cincinnati, Ohio 45244 ● p: 509.279.8202

Practus, LLP ● Bo.Howell@Practus.com ● Practus.com

Mr. Bartz

U.S. Securities and Exchange Commission

October 23, 2020

3.	Comment: In section 1.D(b) of the Synopsis, you compare the principal investment strategies of the two funds. As required by Item 3.B in Form N-14, please add a summary of any differences between the two strategies to the introductory paragraph.

Response: The Trust has added the required disclosure.

4.	Comment: In section 1.D(c), please add that the annual management fee rate of 1.25% is based on a percentage of the Fund’s net assets.

Response: The Trust has added the requested disclosure.

5.	Comment: In section 2 of the Combined Proxy Statement and Prospectus, you compare the principal risk factors of the two funds. As required by Item 3.B in Form N-14, please add a summary of any differences between the two sets of risk factors to the introductory paragraph.

Response: The Trust has added the required disclosure.

6.	Comment: In item 3.C, please complete the Recoverable Reimbursements and Expiration Dates table.

Response: The Trust has completed the table

* * *

Please contact me at (509) 279-8202 regarding the responses contained in this letter.

Sincerely,

/s/ Bo James Howell

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